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                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                                   ____________________________________

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

AND

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A.

as Trustee

____________________________________

FOURTH SUPPLEMENTAL INDENTURE

dated as of December 31, 2009

to

INDENTURE

dated as of June 15, 2002

 SIGNATURENOTES(SM)

(SM)SERVICE MARK OF JOHN HANCOCK LIFE INSURANCE COMPANY AND JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

   THIS FOURTH SUPPLEMENTAL INDENTURE dated as of December 31, 2009 (the “Fourth Supplemental Indenture”), between JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.), a stock life insurance company existing under the laws of the State of Michigan (“John Hancock U.S.A.”) and THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as successor to JPMorgan Chase Bank, N.A., a national banking association, as trustee hereunder (the "Trustee"), supplements the Indenture dated as of June 15, 2002 between John Hancock Life Insurance Company (“John Hancock”) and J.P. Morgan Chase Bank, as trustee (the “Base Indenture”), as previously supplemented by the Supplemental Indenture dated as of January 16, 2003 (the “First Supplemental Indenture”), the Second Supplemental Indenture dated as of July 8, 2005 (the “Second Supplemental Indenture”) and the Third Supplemental Indenture dated as of July 8, 2005 (the “Third Supplemental Indenture” and, together with the Base Indenture, the First Supplemental Indenture and the Second Supplemental, the “Existing Indenture,” and the Existing Indenture, as supplemented by this Fourth Supplemental Indenture and any further supplements from time to time executed and delivered in accordance with the terms of the Base Indenture, the “Indenture”).  Capitalized terms used herein which are not defined shall have the meaning set forth in the Indenture.

WITNESSETH:

WHEREAS, John Hancock is being merged with and into John Hancock U.S.A. (the “Merger”) either after or simultaneously with the execution of this Fourth Supplemental Indenture;

WHEREAS, pursuant to Article Eleven of the Existing Indenture, John Hancock covenanted that it would not merge or consolidate with any other corporation where John Hancock was not the continuing corporation unless the successor corporation, by executing a supplemental indenture, expressly assumed the due and punctual payment of the principal of and any interest on all the Notes, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by John Hancock;

WHEREAS, John Hancock U.S.A. has duly authorized the execution and delivery of this Fourth Supplemental Indenture; and

WHEREAS, all acts and things necessary to constitute this Fourth Supplemental Indenture a legal, valid and binding agreement of John Hancock U.S.A. according to its terms, have been done and performed;

NOW, THEREFORE:  In consideration of the premises and of the sum of one dollar to it duly paid by the Trustee at the execution of these presents, the receipt whereof is hereby acknowledged, John Hancock U.S.A. covenants and agrees with the Trustee, for the benefit of the respective holders from time to time of Notes, as follows:

ARTICLE 1
SUCCESSOR CORPORATION

Pursuant to Article Eleven of the Indenture, John Hancock U.S.A. at the effective time of the Merger hereby assumes the due and punctual payment of the principal of and any interest on all the Notes, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by the John Hancock.  John Hancock U.S.A. hereby represents that immediately after the Merger, it will not be in default in the performance of any such covenant or condition of the Indenture, and there is no event resulting from the Merger which, after notice or the lapse of time or both, would become an Event of Default as defined in the Indenture.

ARTICLE 2
MISCELLANEOUS

           Section 2.1.                      Benefits of Fourth Supplemental Indenture Restricted to Parties and Holders.  Nothing in this Fourth Supplemental Indenture or in the Notes, expressed or implied, shall give or be construed to give to any person, other than the parties hereto and their successors and the holders of the Notes, any legal or equitable right, remedy or claim under this Indenture or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their successors and of the holders of the Notes.

Section 2.2.                      Provisions Binding on Company’s Successor.  All the covenants, stipulations, promises and agreements in this Fourth Supplemental Indenture contained by or in behalf of John Hancock U.S.A. shall bind its successors and assigns, whether so expressed or not.

           Section 2.3.                      Trust Indenture Act to Control.  If and to the extent that any provision of this Fourth Supplemental Indenture limits, qualifies or conflicts with another provision included in this Fourth Supplemental Indenture by operation of Sections 310 to 317, inclusive, of the Trust Indenture Act of 1939 (an "incorporated provision"), such incorporated provision shall control.

           Section 2.4.                      Execution in Counterparts.  This Fourth Supplemental Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

           Section 2.5.                      New York Contract.  This Fourth Supplemental Indenture and each Note shall be deemed to be a contract made under the laws of the State of New York, and for all purposes shall be governed by and construed in accordance with the laws of said State, regardless of the laws that might otherwise govern under applicable New York principles of conflicts of law and except as may otherwise be required by mandatory provisions of law.

           Section 2.6.                      Severability of Provisions.  Any prohibition, invalidity or unenforceability of any provision of this Fourth Supplemental Indenture in any jurisdiction shall not invalidate or render unenforceable the remaining provisions hereto in such jurisdiction and shall not invalidate or render unenforceable such provisions in any other jurisdiction.

Section 2.7.                      Ratification and Incorporation of Indenture.  As supplemented hereby, the Indenture is in all respects ratified and confirmed and the Indenture and this Fourth Supplemental Indenture shall be read, taken and construed as one and the same instrument.  The provisions of this Fourth Supplemental Indenture shall supersede the provisions of the Indenture to the extent the Indenture is inconsistent herewith.

Section 2.8.                      Trustee not Responsible for Recitals.  The recitals herein contained are made by John Hancock U.S.A. and not by the Trustee, and the Trustee assumes no responsibility for the correctness thereof.  The Trustee makes no representations as to the validity or sufficiency of this Fourth Supplemental Indenture.

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The Bank of New York Mellon Trust Company, N.A. hereby accepts the trusts in this Fourth Supplemental Indenture declared and provided, upon the terms and conditions hereinabove set forth.

IN WITNESS WHEREOF, and JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.) have caused this Fourth Supplemental Indenture to be signed by one of its Senior Vice Presidents or one of its Vice Presidents, and its corporate seal to be affixed hereunto, and the same to be attested by its Secretary or an Assistant Secretary; and The Bank of New York Mellon Trust Company, N.A. has caused this Fourth Supplemental Indenture to be signed, all as of the day and year first above written.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By:           ”Ronald J. McHugh”
Name:         Ronald J. McHugh
Title:           Senior Vice President

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee

By:           ”Vaneta Bernard”
Name:        Vaneta Bernard
Title:          Vice President